HANCOCK PARK CORPORATE INCOME, INC.

CODE OF BUSINESS CONDUCT

Introduction

Ethics are important to Hancock Park Corporate Income, Inc. (the “Company”, “our”, “us”, or “we”) and to its management. The Company is committed to the highest ethical standards and to conducting its business with the highest level of integrity.

All officers, directors and employees of the Company and its investment adviser, OFS Capital Management, LLC (the “Adviser”) are responsible for maintaining this level of integrity and for complying with the policies contained in this Code of Business Conduct (the “Code”). If you have a question or concern about what is proper conduct for you or anyone else, please raise these concerns with any member of the Company’s management, or follow the procedures outlined in applicable sections of this Code.

Purpose of the Code
This Code is intended to:

•	help you recognize ethical issues and take the appropriate steps to resolve these issues;

•	deter ethical violations;

•	assist you in reporting any unethical or illegal conduct; and

•	reaffirm and promote our commitment to a corporate culture that values honesty and accountability.

All employees, as a condition of employment or continued employment, will acknowledge in writing that they have received a copy of this Code, read it, and understand that the Code contains our expectations regarding their conduct.

Conflicts of Interest
You must avoid any conflict, or the appearance of a conflict, between your personal interest and our interests. A conflict exists when your personal interests in any way interferes with our interests, or when you take any action or have any interests that may make it difficult for you to perform your job objectively and effectively. For example, a conflict of interest may exist if:

•	you cause us or the Adviser to enter into business relationships with you or a member of your family, or invest in companies affiliated with you or a member of your family;

•	you use any nonpublic information about us or the Adviser, our customers or our other business partners for your personal gain, or the gain of a member of your family; or

•	you use or communicate confidential information obtained in the course of your work for your or another’s personal benefit.

Corporate Opportunities
Each of us has a duty to advance the legitimate interests of the Company when the opportunity to do so presents itself. Therefore, you may not:

•
take for yourself personally opportunities, including investment opportunities, discovered through the use of your position with us or the Adviser, or through the use of either’s property or information;

•	use our or the Adviser’s property, information, or position for your personal gain or the gain of a family member; or

•	compete, or prepare to compete, with us or the Adviser.

Confidentiality
You must not disclose confidential information regarding us, the Adviser, our affiliates, our lenders, our clients, or our other business partners, unless disclosure is authorized or required by law. Confidential information includes all non-public information that might be harmful to, or useful to the competitors of, the Company, our affiliates, our lenders, our clients, or our other business partners. This obligation continues even after you leave the Company, until the information becomes publicly available.

Fair Dealing
You must endeavor to deal fairly with our customers, suppliers and business partners, or any other companies or individuals with whom we do business or come into contact with, including fellow employees and our competitors. You must not take unfair advantage of these or other parties by means of:

•	manipulation;

•	concealment;

•	abuse of privileged information;

•	misrepresentation of material facts; or

•	any other unfair-dealing practice.

Protection and Proper Use of Company Assets
Our assets are to be used only for legitimate business purposes. You should protect our assets and ensure that they are used efficiently.

Incidental personal use of telephones, fax machines, copy machines, personal computers and similar equipment is generally allowed if there is no significant added cost to us, it does not interfere with your work duties, and is not related to an illegal activity or to any outside business.

Compliance with Applicable Laws, Rules and Regulations
Each of us has a duty to comply with all laws, rules and regulations that apply to our business. Highlighted below are some of the key compliance guidelines that must be followed.

•
Insider trading. It is against the law to buy or sell securities using material information that is not available to the public. Individuals who give this “inside” information to others may be liable to the same extent as the individuals who trade while in possession of such information. You must not trade in our securities, or the securities of our affiliates, our lenders, our clients, or our other business partners while in the possession of “inside” information.

•
“Whistleblower” protections. It is against the law to discharge, demote, suspend, threaten, harass, or discriminate in any manner against an employee who provides information or otherwise assists in investigations or proceedings relating to violations of federal securities laws or other federal laws prohibiting fraud against shareholders. You must not discriminate in any way against an employee who engages in these “whistleblower” activities.

•	Investment Company Act requirements. A separate code of ethics has been established to comply with the Investment Company Act of 1940 and is applicable to those persons designated in such code.

•
Document retention. You must adhere to appropriate procedures governing the retention and destruction of records consistent with applicable laws, regulations and our policies. You may not destroy, alter or falsify any document that may be relevant to a threatened or pending lawsuit or governmental investigation.

Please talk to any member of senior management if you have any questions about how to comply with the above regulations and other laws, rules and regulations.

In addition, we expect you to comply with all our policies and procedures that apply to you. We may modify or update our policies and procedures in the future, and may adopt new company policies and procedures from time to time. You are also expected to observe the terms of any confidentiality agreement, employment agreement or other similar agreement that applies to you.

Equal Opportunity, Harassment
We are committed to providing equal opportunity in all of our employment practices including selection, hiring, promotion, transfer, and compensation of all qualified applicants and employees without regard to race, color, sex or gender, sexual orientation, religion, age, national origin, handicap, disability, citizenship status, or any other status protected by law. With this in mind, there are certain behaviors that will not be tolerated. These include harassment, violence, intimidation, and discrimination of any kind involving race, color, sex or gender, sexual orientation, religion, age, national origin, handicap, disability, citizenship status, marital status, or any other status protected by law.

Accuracy of Company Records
We require honest and accurate recording and reporting of information in order to make responsible business decisions. This includes such data as quality, safety, and personnel records, as well as financial records.

All financial books, records and accounts must accurately reflect transactions and events, and conform both to required accounting principles and to our system of internal controls.

Retaining Business Communications
The law requires us to maintain certain types of corporate records, usually for specified periods of time. Failure to retain those records for those minimum periods could subject us to penalties and fines, cause the loss of rights, obstruct justice, place us in contempt of court, or seriously disadvantage us in litigation.

From time to time we establish retention or destruction policies in order to ensure legal compliance. We expect you to fully comply with any published records retention or destruction policies, provided that you should note the following exception: If you believe, or we inform you, that our records are relevant to any litigation or governmental action, or any potential litigation or action, then you must preserve those records until we determine the records are no longer needed. This exception supersedes any previously or subsequently established destruction policies for those records. If you believe that this exception may apply, or have any questions regarding the possible applicability of that exception, please contact our Chief Compliance Officer.

Political Contributions
No funds of the Company may be given directly to political candidates. You may, however, engage in political activity with your own resources on your own time, subject to your compliance with any other applicable policies and procedures promulgated by the Company and the Adviser with respect to political contributions.

Media Relations
We must speak with a unified voice in all dealings with the press and other media. As a result, our senior management or external communications vendor should handle all media communications. If an employee (not including senior management) are contacted by a member of the media, the request must be forwarded to our external communications vendor and the employee must obtain pre-approval from Compliance Department prior to speaking with the media.

Intellectual Property Information
Information generated in our business is a valuable asset. Protecting this information plays an important role in our growth and ability to compete. Such information includes business and research plans; objectives and strategies; trade secrets; unpublished financial information; salary and benefits data; lender and other business partner lists. Employees who have access to our intellectual property information are obligated to safeguard it from unauthorized access and:

•	Not disclose this information to persons outside of the Company;

•	Not use this information for personal benefit or the benefit of persons outside of the Company; and

•	Not share this information with other employees except on a legitimate “need to know” basis.

Internet and E-Mail Policy
We provide an e-mail system and Internet access to certain of our employees to help them do their work. You may use the e-mail system and the Internet only for legitimate business purposes in the course of your duties. Incidental and occasional personal use is permitted, but never for personal gain or any improper use. Further, you are prohibited from discussing or posting information regarding the Company in any external electronic forum, including Internet chat rooms or electronic bulletin boards.

Reporting Violations and Complaint Handling
You are responsible for compliance with the rules, standards and principles described in this Code. In addition, you should be alert to possible violations of the Code by the Company’s or the Adviser’s employees, officers and directors, and you are expected to report a violation promptly. Normally, reports should be made to one’s immediate supervisor. Under some circumstances, it may be impractical or you may feel uncomfortable raising a matter with your supervisor. In those instances, you are encouraged to contact our Chief Compliance Officer who will investigate and report the matter to our Chief Executive Officer and/or Board of Directors, as the circumstance dictates. You will also be expected to cooperate in an investigation of a violation.

Anyone who has a concern about our conduct, the conduct of an officer of the Company or its Adviser or our accounting, internal accounting controls or auditing matters, may communicate that concern to the Audit Committee of the Board of Directors by direct communication with our Chief Compliance Officer or by email or in writing. All reported concerns shall be forwarded to the Audit Committee and will be simultaneously addressed by our Chief Compliance Officer in the same way that other concerns are addressed by us. The status of all outstanding concerns forwarded to the Audit Committee will be reported on a quarterly basis by our Chief Compliance Officer. The Audit Committee may direct that certain matters be presented to the full board and may also direct special treatment, including the retention of outside advisors or counsel, for any concern reported to it.

All reports will be investigated and whenever possible, requests for confidentiality shall be honored. And, while anonymous reports will be accepted, please understand that anonymity may hinder or impede the investigation of a report. All cases of questionable activity or improper actions will be reviewed for appropriate action, discipline or corrective actions. Whenever possible, we will keep confidential the identity of employees, officers or directors who are accused of violations, unless or until it has been determined that a violation has occurred.

There will be no reprisal, retaliation or adverse action taken against any employee who, in good faith, reports or assists in the investigation of, a violation or suspected violation, or who makes an inquiry about the appropriateness of an anticipated or actual course of action.

For reporting concerns about the Company’s or the Adviser’s conduct, the conduct of an officer of the Company or the Adviser, or about the Company’s or the Adviser’s accounting, internal accounting controls or auditing matters, you may use the following means of communication:

1.	By Mail

ADDRESS:     HANCOCK PARK CORPORATE INCOME, INC.
10 South Wacker Drive, Suite 2500
Chicago, IL 60606

In the case of a confidential, anonymous submission, employees should set forth their concerns in writing and forward them in a sealed envelope to the Chairperson of the Audit Committee, in care of our Chief Compliance Officer, such envelope to be labeled with a legend such as: “To be opened by the Audit Committee only.”

2.	Whistleblower Hotline – Please refer to Attachment A for instructions on how to report your concerns via Report It.

Administration of the Code
The Chief Compliance Officer has overall responsibility for administering the Code and reporting on the administration of and compliance with the Code and related matters to our Board of Directors.

Sanctions for Code Violations
All violations of the Code will result in appropriate corrective action, up to and including dismissal. If the violation involves potentially criminal activity, the individual or individuals in question will be reported, as warranted, to the appropriate authorities.

Application/Waivers
All the directors, officers and employees of the Company and the Adviser are subject to this Code.

Insofar as other policies or procedures of the Company or the Adviser govern or purport to govern the behavior or activities of all persons who are subject to this Code, they are superseded by this Code to the extent that they overlap or conflict with the provisions of this Code.

Any amendment or waiver of the Code for an executive officer or member of our Board of Directors must be made by our Board of Directors and disclosed on a Form 8-K filed with the Securities and Exchange Commission within four business days following such amendment or waiver.

Revisions and Amendments
This Code may be revised, changed or amended at any time with the approval of our Board of Directors. Following any material revisions or updates, an updated version of this Code will be distributed to you, and will supersede the prior version of this Code effective upon distribution. We may ask you to execute an acknowledgement confirming that you have read and understood the revised version of the Code, and that you agree to comply with the provisions.